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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67378

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2024 (MM/DD/YY) AND ENDING 12-31-2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prevail Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

89 Silver Oaks Circle #5103
(No. and Street)

Naples (City) FL (State) 34119 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Mack (Name) 917-923-1478 (Area Code – Telephone Number) amack@prevailcapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, suite 130 (Address) Maitland (City) Florida (State) 32751 (Zip Code)

07/28/2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Hulme, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prevail Capital LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRENDAN A. WHITE
Notary Public
State of Florida
Comm# HH481396
Expires 1/16/2028

Signature:

Title:
CEO

Brendan A. White
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Prevail Capital LLC

Statement of Financial Condition

DECEMBER 31, 2024

Prevail Capital LLC

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Prevail Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prevail Capital LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Prevail Capital LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Prevail Capital LLC's management. Our responsibility is to express an opinion on Prevail Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prevail Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Prevail Capital LLC's auditor since 2024.

Maitland, Florida

April 12, 2025

Prevail Capital LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2024

ASSETS

Cash	$	66,528
Fees Receivable	$	125,313
Prepaid expenses and other assets		12,671
Total assets	$	204,512

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	22,848
Total liabilities		22,848
Member's Equity		181,664
Total liabilities and member's equity	$	204,512

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Prevail Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking and private placement services for its clients, particularly clients with EB-5 projects. The Company is a limited liability company with two members; the primary member is Rapid USA EB-5 Capital LLC, a Florida limited liability company. The Company was organized under the laws of the State of Delaware on July 8, 2005. The Company has a perpetual existence and exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of Delaware. To the fullest legal extent possible, the Members shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Banking and Consulting:
Fees are earned from advisory services including merger-and-acquisition advisory services, private placements of debt and equities, public offering planning services and financial restructuring advisory services. Investment banking fees are generated primarily from project-specific retainer payments, administrative placement agent fees, and finder's fees which are paid in cash upon the successful completion of a transaction.

Advisory fees
The Company provides advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. During 2024, substantially all of the revenue was recognized at the time of completion of the arrangement.

Contract liabilities
Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024, no fees or other amounts received from customers are deemed to be contract liabilities.

Income Taxes:
The Company does not record a provision for income taxes because the Members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2021.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts

of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and contract identified performance obligations have been satisfied. Judgement is required in some cases to determine when performance obligations have been satisfied.

Fees Receivable
Represent December 2024 billings for services performed due within 30 days.

NOTE 3 - CASH AND CASH EQUIVALENTS

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.
For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2024, the Company had no uninsured cash balances.

NOTE 4 – CONCENTRATION OF BUSINESS

The Company earned 100% of its revenues from two clients in 2024.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company operated from home offices in 2024 and had no rental expense or other lease expense. The Company has no commitments or contingencies at December 31, 2024

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $43,680, which was $38,680 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.52 to 1.

NOTE 7– SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking and securities placement activities. The Company has

identified its CEO as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The Company derived 100% of its total revenues from two customers in 2024.

NOTE 8– CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update. the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company had accounts receivable as of December 31, 2023 and 2024 of $11,430 and $125,313 respectively.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the audit report, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.